EXHIBIT 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Public-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), hereby notifies its shareholders and the market in general that, on this date, it refiled the Management Proposal for the April 28, 2016 general shareholders’ meeting (“AGM”), in order to revise items of the Management Proposal for the AGM in accordance with Official Letter No. 113/2016-CVM/SEP/GEA-2, received from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

Oi informs that the changes do not affect the matters to be discussed during the AGM.

Rio de Janeiro, April 19, 2016.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.